UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cynosure, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 22, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the paragraph under the section entitled “Germany Regulatory Approvals” as follows:

“The acquisition of Shares pursuant to the Offer is also subject to the German Act Against Restraints of Competition of 1958, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent filed a notification on February 22, 2017 with respect to the Offer. On March 20, 2017, the Company and Parent received notice that the FCO approved the acquisition. Accordingly, the condition to the Offer relating to the approval or clearance of the transaction by the FCO has been satisfied.”

•	By adding the following as a new paragraph at the end of the section entitled “Certain Litigation”:

“On March 17, 2017, a purported shareholder of the Company filed an action against the Company in the Court of Chancery of the State of Delaware pursuant to Section 220 of the Delaware General Corporation Law seeking the production of certain books and records, including books and records related to the Transaction. The action, captioned Michael Guido v. Cynosure, Inc., Civil Action No. 2017-0209 (Del. Ch.), follows the Company’s rejection of Mr. Guido’s demand for these books and records on the ground that he had not met the requirements of the statute. In addition to books and records, the complaint seeks reasonable attorneys’ fees. The Company believes that the lawsuit is without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYNOSURE, INC.

By:	/s/ Stephen J. Webber
Name: Stephen J. Webber Title: Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

Dated: March 20, 2017